Exhibit 99.1

Frank’s International N.V.

10260 Westheimer Rd.

Houston, Texas 77042

(281) 966-7300

May 10, 2013

Spears & Associates, Inc.

8908 South Yale, Suite 440

Tulsa, Oklahoma 74137

USA

RE:	Consent to use of data in Registration Statement

Dear Sir or Madam:

Frank’s International N.V. (the “Company”) is drafting a filing to be submitted to the Securities and Exchange Commission. We request your consent to cite, in the registration statement on Form S-1 and the related prospectus, and any amendments thereto (collectively, the “Registration Statement”), certain statements, data and tables and charts derived therefrom (together, the “Data”) as shown on Schedule A. Furthermore, we also request to cite Spears & Associates, Inc. as the source of such Data. Please note that the Data may be updated to conform to the effective date of the Registration Statement.

If this is acceptable, please indicate your consent to our use of the Data by countersigning this letter. Please email the executed consent to Clint Smith at clintsmith@velaw.com and return the original executed consent to the same at Vinson & Elkins LLP, First City Tower, 1001 Fannin Street, Suite 2500, Houston, TX 77002-6760. Please call Clint Smith of Vinson & Elkins LLP, counsel to the Company, at (713) 758-3403 with any questions you may have.

[Signature Page Follows]

Sincerely,

Frank’s International N.V.

By:	/s/ Mark G. Margavio
Name:	Mark G. Margavio
Title:	Chief Financial Officer

CONSENT GRANTED

Spears & Associates, Inc.

By:	/s/ Richard B. Spears
Name:	Richard B. Spears
Title:	Vice President

Schedule A

1.	Spears & Associates, Inc. (“Spears”) estimates that the global market for tubular services (excluding product sales) was approximately $3.3 billion in annual revenues in 2012 and will grow to $3.8 billion in 2013.

2.	Spears projects that this market will grow at an annual rate of approximately 11% between 2012 and 2015.

3.	According to Spears, we have the number one or number two market share in each of the U.S. and international markets, both onshore and offshore.

4.	According to Spears, offshore development spending will increase at an annual rate of approximately 12% between 2011 and 2018.

5.	Approximately 67% of our services revenue from external customers in 2012 was generated from offshore services, and our global market share in offshore services was approximately 29% in 2012, according to Spears.

6.	Spears estimates that annual global spending on drilling and development activities increased from $236 billion in 2009 to $326 billion in 2012, and is projected to increase to $482 billion in 2018, representing a compound annual growth rate of approximately 8% from 2009 to 2018.

7.	According to Spears, offshore spending will increase from $80.1 billion in 2011 to $179.7 billion in 2018, a compound annual growth rate of 12%.

8.	Spears estimates that the average Gulf of Mexico well requires $2.1 million of tubular services, while the average cost for tubular services for an onshore well in the U.S. is often less than $50,000.

9.	Chart (see below).

Global Oilfield Equipment and Service Market

(excludes Russia, China and Central Asia)

Source: Spears & Associates, Inc. 2012 Oilfield Market Report

10. Chart (see below).

Global Offshore Equipment and Service Market

(excludes Russia, China and Central Asia)

Source: Spears & Associates, Inc. 2012 Oilfield Market Report